

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Tyler H. Rose
Chief Financial Officer
Kilroy Realty Corporation
12200 W. Olympic Boulevard
Suite 200
Los Angeles, CA 90064

> **Re: Kilroy Realty Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 11, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed April 30, 2010**
> **Form 8-K/A**
> **Filed June 11, 2010**
> **File No. 001-12675**

Dear Mr. Rose:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

General

1. As you know, we have issued comments on the Form 10 registration statement filed by your operating partnership, Kilroy Realty, L.P. Please confirm that your future periodic reports will reflect the responses to our comments on the Form 10, as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Evaluation of Asset Impairment, page 33

2. We note your disclosure of impairment indicators. Please tell us and revise your filing to disclose if events or circumstances have occurred that indicate that there may be an impairment of your properties. Specifically address the decrease in cash rents for industrial properties leases that have commenced in recent periods, your determination that your cash rental rates are 5% to 10% above current market rates, and your decrease in occupancy from 12/31/08 to 12/31/09.

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Interest Expense, page 47

3. Please tell us and revise your filing to disclose why you did not capitalize interest for certain development and redevelopment properties.

Financial Statements

Consolidated Statements of Operations, page F-4

4. In light of your placement of interest expense, please tell us how you have complied with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

2. Basis of Presentation and Significant Accounting Policies

Significant Accounting Policies

Development and Redevelopment Properties, page F-9

5. Please tell us how your accounting policy for ceasing capitalization complies with paragraph 2 of ASC 970-605-25.

4. Debt

Exchangeable Senior Notes, page F-20

6.   Given the unique features of these Exchangeable Notes, specifically that they were issued by your subsidiary and are exchangeable into the shares of the REIT's common stock, please provide to us management's analysis of the proper accounting treatment and presentation including the accounting literature relied upon.

Exchangeable Note Repurchases, page F-21

7.   Please tell us how you determined the amount allocated to the liability component and the amount allocated to the equity component. Within your response, please reference paragraph 20 of ASC 470-20-40.

Capped Call Transactions, page F-21

8.   Given the unique features of these Exchangeable Notes, specifically that they were issued by your subsidiary and are exchangeable into the shares of the REIT's common stock, please provide to us management's analysis of the proper accounting treatment and presentation of your capped call transactions including the accounting literature relied upon.

8. Share-Based Compensation

Summary of Nonvested Shares, page F-29

9.   Please tell us how you have complied with paragraph 2.d.1 of ASC 718-10-50, or tell us how you determined it was not necessary to disclose the weighted average grant dated fair value of the 51,040 shares that were fully-vested upon issuance.

11. Commitments and Contingencies

Litigation, page F-32

10.   Please tell us how you determined it was not necessary to record an allowance for the deferred rent receivable balance for Newgen.

Form 10-Q for the quarterly period ended March 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Three Months Ended March 31, 2010 to the Three Months Ended March 31, 2009

Provision for Bad Debts, page 28

11.   Please tell us how you determined it was necessary to previously record an allowance on deferred rent receivable for a tenant in San Diego for which you held a letter of credit.

Form 8-K/A filed June 11, 2010

303 Second Street

Notes to the Statements of Revenues and Certain Expenses

1. Basis of Presentation, page 5

12.   Please tell us how you have complied with Rule 3-14(a)(1)(ii) and (iii) of Regulation S-X, or tell us where you have made these disclosures.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2009, page 10

13.   Please tell us how you have complied with Instruction 1 to Rule 11-02 of Regulation S-X, or tell us how you determined it was necessary to disclose income from discontinued operations within your pro forma financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 11

14.   We note your description of adjustments C and H. Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined it was appropriate to record these items. Within your response, please ensure that you specifically address how the adjustment is directly attributable to the transaction, factually supportable, and has a continuing effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney Advisor, at 202-551-3657 or Jennifer Gowetski, Attorney Advisor, at 202-551-3401 with any other questions.

Sincerely,

Kevin Woody
Branch Chief